

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 27, 2017

Edgar Ward
Chief Executive Officer
NutraFuels, Inc.
6601 Lyons Road, Suite L-6
Coconut Creek, FL 33073

      Re: NutraFuels, Inc.
            Registration Statement on Form 10-12G
            Filed November 1, 2017
            File No. 0-55144

Dear Mr. Ward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Please be advised that your registration statement will automatically become effective sixty days after filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act, even if issues identified in our comments remain unresolved at that time. Please consider withdrawing your registration statement and resubmitting a new registration statement which gives effect to all our comments.

Business, page 5

Our Business, page 5

2.   Revise your disclosure to make clear that you were previously a public reporting company but that at the time you exited the reporting system, you were delinquent in meeting your periodic reporting obligations under the federal securities laws.

Edgar Ward
NutraFuels, Inc.
November 27, 2017
Page 2

3.	Press releases posted on your website indicate that you sell your products in other countries. Please expand your disclosure to identify any countries other than the United States where you sell your principal products and to address any relevant regulations in those jurisdictions that might impact your operations. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Product Development, page 5

4.	Here or in the discussion at page 11 captioned "Sources and Availability of Raw Materials," describe more precisely how you obtain your raw materials.

Our Hemp Based Products, page 5

5.	Please expand your disclosure to clarify that your "hemp based products" contain CBD and to define "CBD."

6.	We note your disclosure here and at page 17 suggesting that under 21 U.S.C. § 802(16), such products "are exempted from the definition of cannabis and are legal for manufacture and over-the-counter sale to consumers." In that regard, we note that on December 14, 2016, the DEA issued a final rule effective January 13, 2017 creating a separate Administration Controlled Substances Code Number for "Marihuana Extract" under Schedule I, defining it as "an extract containing one or more cannabinoids," and stated that "all extracts that contain CBD will also contain at least small amounts of other cannabinoids." Revise related disclosure in your document accordingly, for example clarifying if true that there is a risk that DEA action potentially could result in your being required to cease operations.

Product Quality, page 9

7.	Ensure that your disclosure is both current and accurate regarding the status of your products and ongoing regulation. For example, you say that you require your products not to "contain any substances banned by major sporting organizations such as the World Anti-Doping Agent, ADA, NFL, MLB…." We note recent press articles indicating that several of these organizations have in fact banned the use of CBD. Please revise or advise as appropriate.

Government Regulation, page 12

8.	Please expand your disclosure to discuss the current status of federal and state regulation of CBD, including by the DEA and FDA. Similarly, disclose whether any material federal and state tax regulations apply to a business which sells marijuana-related products.

9.   You acknowledge in this section that the FDA "regulates the formulation, manufacturing, packaging, labeling, distribution and sale of food, including dietary supplements…." At page 13, you state that "most" of your products are dietary supplements. Please ensure that your disclosure takes into account applicable FDA guidance regarding CBD. In your letter of response, address each of the applicable Q&As found at FDA and Marijuana: Questions and Answers, FDA (last updated Aug. 15, 2017), accessible at https://www.fda.gov/NewsEvents/PublicHealthFocus/ucm421168.htm. For example, your current disclosure appears to be inconsistent with what the FDA has published in Q&As 13 and 14.

Management's Discussion and Analysis of Financial Condition, page 22

Liquidity and Capital Resources Cash Flow Activities, page 23

10.   At page 16, you state that as of 11/1/2017 you have only enough cash to cover your operating needs for two months if you fail to generate enough revenues. Your financial statements also reflect a working capital deficit of approximately $7.7M as of 6/30/2017. Please disclose the course of action you propose to take to remedy the deficiency, addressing also any material debt that has matured in the interim period. See Item 303(a)(1) of Regulation S-K. In that regard, we note the general going concern language that appears at page F-11.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Brenda Hamilton, Esq.
        Hamilton & Associates Law Group